May 27, 2011

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	NeoStem, Inc. Registration Statement on Form S-3 Filed May 2, 2011 File No. 333-173855

Ladies and Gentlemen:

On behalf of NeoStem, Inc. (the “Company”), we are responding to the comments contained in the letter, dated May 26, 2011 (the “Comment Letter”), from John Reynolds, Assistant Director, Office of Beverages, Apparel and Health Care Services, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form S-3 (File No. 333-173855) (the “Registration Statement”).

For ease of reference, set forth in bold below is the comment to the Registration Statement, as reflected in the Comment Letter.  The Company’s supplemental response is set forth below the comment.

The Company has authorized this firm to respond to the Comment Letter as follows:

1.	Please revise the registration statement to comply with Instruction 7 to General Instruction I.B.6 of Form S-3.

Response:  In response to the Staff’s comment, we respectfully submit that the Registration Statement was filed pursuant to General Instruction I.B.1 of Form S-3, rather than General Instruction I.B.6 of Form S-3.  For instance, on April 7, 2011 (a date within 60 days of filing), the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Company was $90,783,782 (as computed in accordance with General Instruction I.B.1 of Form S-3, by multiplying (x) the 47,283,220 shares of the Company’s common stock held by non-affiliates of the Company as of such date, by (y) $1.92, the closing price of the Company’s common stock on the NYSE Amex on that day).  Because the General Instruction I.B.1 computation of the aggregate market value of the Company’s public float exceeds $75 million, the Registration Statement was filed pursuant to General Instruction I.B.1, and the Company does not believe it needs to set forth a public float calculation on the front cover of the prospectus.

This will confirm that the Company understands that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please feel free to call me at 973-597-2564.

Very truly yours,

/s/ Alan Wovsaniker

cc:	Robin L. Smith, M.D. Catherine M. Vaczy, Esq.

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